Exhibit 10.5

  Office Service Agreement

Agreement Date (mm/dd/yy):	Sept 19, 2008	Reference No.	2187546

Business Center Address:

| 1451 W. Cypress Creek Rd. |
| Suite 300 |
| Fort Lauderdale FL 33309 |
| United States |

Client Address (not a Regus Center Address):

Company Name:	Road Ships AMERICA INC
Contact Name:	Michelle Carter/Robert Smith
Address:	Level 20, 201 Sussex Street
	Sydney NSW 2000
	Australia

Start Date: (mm/dd/yy)	9/22/08 - 12/31/08	Term in Months:	3.3

All agreements end on the last calendar day of the month

Office Payment Details

Office Number	No. of People	Monthly Office Fee (Excluding tax)
29	1	600.00
Total per Month		600.00

A standard retainer of 2 x the monthly fee will be due with your first month's fee.

Comments:

We are Regus Management Group, LLC.,("Regus"). This Agreement incorporates our terms of business set out on attached Terms and Conditions which you confirm you have read and understood. We both agree to comply with those terms and our obligations as set out in them. Note that the Agreement does not come to an end automatically. See "Bringing your Agreement to an end"

Name (printed) MICHELLE CARTER

Title (printed) MANAGER
PER MICHEAL NUGENT
Date 19/9/08.

SIGNED on your behalf (Client)

Name (printed) Kellie Pattee

Title (printed) General Manager

Date 9/19/08

SIGNED on our behalf

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Contact: 1.888.633.4237   www.regus.com